F5tie121231contran

Exhibit 99

Additional Information

Substantially all of outstanding voting stock of Contran Corporation is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr.

Simmons is the sole trustee, or is held by Mr. Simmons or persons or other entities related to Mr. Simmons.  As sole trustee of each of the

Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts.  Mr. Simmons,

however, disclaims beneficial ownership of, and a pecuniary interest in,

any shares of Contran stock that the Trusts hold.

Mr. Harold C. Simmons is chairman of the board of Contran.

By virtue of the holding of the office, the stock ownership and his services as trustee, all as described above, Mr. Simmons may be deemed to control Contran.